                                                                    EXHIBIT 12.1
                                Penton Media Inc.
                       Ratio of Earnings to Fixed Charges
                             (Dollars in thousands)


                                                                                                                    Six Months
                                                                                                                       Ended
                                                                        Twelve Months Ended December 31,              June 30,
                                                            1996         1997        1998        1999       2000        2000
                                                            ----         ----        ----        ----       ----    ----------
Income from continuing operations before income
  taxes, adjustment for minority interests in
  consolidated subsidiaries and income or
  loss from equity investees                             $   17,680   $  25,069   $  20,666   $ 23,447   $ 140,068   $  132,593

Fixed Charges:
   Interest expense                                               3         686       5,545     21,558      19,486        8,656
   Amortization of deferred finance fees                          -           -         184      1,597         302          147
   Rental expense interest factor                             1,780       1,826       1,909      2,488       2,812        1,370
                                                         ----------   ---------   ---------   --------   ---------   ----------
          Total Fixed Charges                                 1,783       2,512       7,638     25,643      22,600       10,173
                                                         ----------   ---------   ---------   --------   ---------   ----------
Income from continuing operations before income
  taxes, adjustment for minority interests in
  consolidated subsidiaries and income or
  loss from equity investees plus fixed charges          $   19,463   $  27,581   $  28,304   $ 49,090    $162,668     $142,766
                                                         ==========   =========   =========   ========    ========   ==========
Ratio of Earnings to Fixed Charges                             10.9x       11.0x        3.7x       1.9x        7.2x        14.0x


                         Pro Forma Ratio of Earnings to
                              Fixed Charges After
                           Adjustment for Issuance of
                           Senior Subordinated Notes

                                                                 Twelve Months
                                                               Ended December 31,
                                                                      2000
                                                               ------------------
Income from continuing operations before
  income taxes, adjustment for minority
  interests in consolidated subsidiaries
  and income or loss from equity investees
  plus fixed charges                                                $162,668

Fixed charges, as above                                               22,600

Adjustments:
   Estimated net increases in interest expense
     and amortization of deferred financing fees
     from issuance of senior subordinated notes                      $13,326
                                                                      ------
          Total Pro Forma Fixed Charges                              $35,926
                                                                      ======
Pro Forma Ratio of Earnings to Fixed Charges                             4.5x

On a historical and pro forma basis, earnings were insufficient to cover fixed charges by $4.9 million and $8.5 million, respectively, for the six months ended June 30, 2001 and consequently have not been disclosed.